File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications & Investor Relations
Box 7827
[redacted]

03037034

SUPPL

SCA

Date	30 October 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	24

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "**SCA Interim Report 1 January–30 September 2003**", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Peter Nyquist / Carin Posse

Encl.

dlw 10/31

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 660 74 30
www.sca.com
Reg. No. 556012-6293

SCA

Interim Report

1 January–30 September 2003

	03:3	03:2	03:1[1]		0309[1]	0209[2]
Earnings per share, SEK	**4.88**	4.87	6.02		**15.77**	18.21
Cash flow from current operations per share, SEK	**10.70**	5.56	7.45		**23.17**	27.93
Net sales, SEK M	**21,064**	21,231	21,890		**64,185**	65,617
Earnings after financial items, SEK M	**1,603**	1,604	1,974		**5,181**	6,025
Net earnings, SEK M	**1,131**	1,130	1,395		**3,656**	4,225

[1] *Including items affecting comparability, SEK 197 M before taxes and SEK 154 M after taxes.*
[2] *Including items affecting comparability, SEK 88 M.*

Compared with first nine months of 2002

- Net sales amounted to SEK 64,185 M (65,617).
- Earnings after tax (net earnings) amounted to SEK 3,656 M (4,225).
- Earnings per share amounted to SEK 15.77 (18:21).
- The Group's operating profit declined by 16%, of which 9 percentage points as a result of currency movements and 4 percentage points due to higher pension costs.

Compared with second quarter of 2003

- Earnings per share amounted to SEK 4.88 (4.87).
- Group operating profit unchanged with retained margins for all business areas.

Other

- Reorganization and rationalization measures in the European hygiene operations.
- Nomination Committee appointed.

NET SALES AND EARNINGS

Earnings per share amounted to SEK 15.77 (18.21). Net earnings amounted to SEK 3,656 M (4,225), including the effect on earnings of the sale of shares in Metsä Tissue amounting to SEK 154 M. Net earnings a year earlier include SEK 88 M from the sale of Zewathener.

Consolidated net sales amounted to SEK 64,185 M (65,617), down 2%. Currency movements reduced sales by 5%, while the net effect of company acquisitions and divestments increased net sales by 5%. Lower prices affected net sales negatively by 2%.

The Group's operating profit amounted to SEK 5,793 M (6,783). Excluding items affecting comparability amounting to SEK 197 M (88), operating profit declined by 16% to SEK 5,596 M (6,695), of which currency movements had a negative impact of 9% on operating profit and higher pension costs of 4%. Operating profit for Hygiene Products amounted to SEK 3,636 M (4,130), down 12%, of which 5% due to currency movements. Operating profit for Packaging amounted to SEK 1,944 M (2,279), a decline of 15%, of which 4% due to currency movements. Operating profit for Forest Products fell by 24% to SEK 1,090 M (1,426), of which 21% due to currency movements.

Operating margin for the Group was 9% (10). The operating margin declined to 11% (12) for Hygiene Products, to 9% (12) for Packaging and to 11% (14) for Forest Products.

Financial items improved by SEK 146 M to an expense of SEK 612 M (expense 758), primarily as a result of lower interest rates. The Group's profit after financial items amounted to SEK 5,181 M (6,025). Excluding items affecting comparability, profit amounted to SEK 4,984 M (5,937).

Return on shareholders' equity was 11% (12), and return on capital employed was 11% (13).

Comparison with the second quarter of 2003

Consolidated net sales amounted to SEK 21,064 M (21,231), at a level comparable to the second quarter. Currency movements had only a marginal effect on net sales. Operating profit for the Group increased somewhat to SEK 1,802 M (1,791). Currency movements had a negative impact of 4% on operating profit. Operating profit declined by 2% for Hygiene Products, and increased by 1% for Packaging. Operating profit for Forest Products rose 6% due mainly to higher capacity utilization in publication papers.

Operating margin for the Group rose to 9% (8). The operating margin was 11% (11) for Hygiene Products, 8% (8) for Packaging and 10% (10) for Forest Products.

Financial items amounted to an expense of SEK 199 M (expense 187). Lower net interest in the third quarter has not offset the dividends received in the second quarter, SEK 41 M.

Earnings analysis

SEK M	03:3	03:2	03:1[1]	0309[1]	0209[2]
Hygiene Products	1,169	1,192	1,275	3,636	4,130
Packaging	631	622	691	1,944	2,279
Forest Products	352	331	407	1,090	1,426
Other	-74	-81	112	-43	-192
Operating profit, before goodwill amortization	**2,078**	2,064	2,485	**6,627**	7,643
Goodwill amortization	-276	-273	-285	-834	-860
Operating profit	**1,802**	1,791	2,200	**5,793**	6,783
Financial items	-199	-187	-226	-612	-758
Earnings after financial items	**1,603**	1,604	1,974	**5,181**	6,025
Income tax	-465	-466	-572	-1,503	-1,767
Minority interest	-7	-8	-7	-22	-33
Net earnings	**1,131**	1,130	1,395	**3,656**	4,255
Earnings per share, SEK	4.88	4.87	6.02	15.77	18.21

[1] *Including items affecting comparability, SEK 197 M before taxes and SEK 154 M after taxes.*
[2] *Including items affecting comparability, SEK 88 M.*

CASH FLOW

The operating cash surplus amounted to SEK 10,160 M (11,281), corresponding to 16% (17) of net sales. Net current capital expenditures amounted to SEK 2,352 M (2,163). Working capital increased by SEK 693 M (80), primarily due to a low level of working capital in Packaging at the beginning of the year. Operating cash flow amounted to SEK 6,934 M (8,990).

Taxes attributable to operating profit amounted to SEK 1,038 M (2,024), with free cash flow thus amounting to SEK 5,896 M (6,966). Cash flow from current operations, defined as cash flow before strategic investments and dividends, amounted to SEK 5,503 M (6,487) or SEK 23.71 (27.93) per share.

Company acquisitions amounted to SEK 958 M (6,466) on a debt-free basis and related to the acquisitions of Scaninge's sawmill operations, a European dispenser supplier, a distribution company for sawn timber products and a protective packaging company in North America. At the same time, sales of shares in Metsä Tissue and a European tissue merchant, among other items, generated revenues totaling SEK 950 M. Strategic investments in machinery and properties, as well as restructuring measures amounted to SEK 2,440 M (1,405), of which nearly half was attributable to the ongoing tissue investment in Alabama in the US.

Comparison with the second quarter of 2003

Cash flow from current operations amounted to SEK 2,485 M (1,288). The deviation was primarily attributable to a positive change in working capital, mainly in Hygiene Products.

Cash flow analysis

SEK M	03:3	03:2	03:1		0309	0209
Net sales	21,064	21,231	21,890		64,185	65,617
Operating cash surplus	3,270	3,291	3,599		10,160	11,281
% of net sales	*16*	*16*	*16*		*16*	*17*
Current capital expenditures, net	-817	-928	-607		-2,352	-2,163
% of net sales	*4*	*4*	*3*		*4*	*3*
Change in working capital	714	-709	-698		-693	-80
Other operating cash flow changes	-75	-28	-78		-181	-48
Operating cash flow	**3,092**	1,626	2,216		**6,934**	8,990
Tax payment etc[1]	-545	-170	-323		-1,038	-2,024
Free cash flow	**2,547**	1,456	1,893		**5,896**	6,966
Per share, SEK	*10.97*	*6.29*	*8.15*		*25.41*	*29.99*
Interest payment after taxes	-62	-168	-163		-393	-479
Cash flow from current operations	**2,485**	1,288	1,730		**5,503**	6,487
Per share, SEK	*10.70*	*5.56*	*7.45*		*23.71*	*27.93*
Strategic investments and divestments	-928	-920	-600		-2,448	-7,502
Cash flow before dividend	**1,557**	368	1,130		**3,055**	-1,015

[1]Tax attributable to operating profit.

FINANCING

Net debt amounted to SEK 20,445 M, a decline of SEK 3,454 M since the beginning of the year. Net cash flow was SEK 1,555 M, while positive currency effects amounted to SEK 1,899 M.

The Group's shareholders' equity increased during the first nine months of the year by SEK 319 M to SEK 48,302 M. Net profit for the period increased equity by SEK 3,656 M, while the dividend paid reduced shareholders' equity by SEK 2,212 M. Conversion of debentures, exercise of warrants and sale of own shares increased equity by SEK 735 M. Currency movements had a negative effect of SEK 1,860 M.

The debt/equity ratio amounted to 0.42 (0.52), compared with 0.49 at the beginning of the year. The interest coverage multiple was 9.5 (8.9).

HYGIENE PRODUCTS BUSINESS AREA

SEK M	03:3	03:2	03:1	0309	0209
Net sales	**10,753**	10,791	10,906	**32,450**	33,957
Operating surplus	**1,824**	1,814	1,895	**5,533**	5,964
Operating profit, before goodwill amortization	**1,169**	1,192	1,275	**3,636**	4,130
Operating surplus margin, %	**17**	17	17	**17**	18
Operating margin, %	**11**	11	12	**11**	12
Volume growth, %					
Consumer Tissue	**0.0**[1]	-2.0[1]	-3.1[1]	**4.1**[2]	17.4[2]
Personal Care	**-1.4**[1]	4.1[1]	-0.4[1]	**-4.0**[2]	7.7[2]
Tissue for bulk consumers – AFH	**0.6**[1]	5.2[1]	-0.6[1]	**3.6**[2]	23.7[2]

[1] *Compared with the immediately preceding quarter.*

[2] *Compared with corresponding period previous year.*

See also pages 12-13 and 18-20.

Net sales amounted to SEK 32,450 M (33,957), a decline of 4%, compared with the corresponding period during the preceding year. Negative currency movements reduced sales by 6%, which was not offset by the positive net effect of acquired and divested units.

Operating profit amounted to SEK 3,636 M (4,130), a decline of 12%. Currency movements reduced operating profit by 5%. Lower prices, primarily in consumer tissue, had a negative impact on operating profit. Despite implemented price increases in dollar-denominated pulp, Hygiene Products' pulp costs decreased somewhat due to the weakening of the USD.

Compared with the second quarter, operating profit declined by 2%, primarily as a result of negative currency movements

Consumer Tissue

Operating profit declined 19% to SEK 1,014 M (1,255). Currency movements reduced operating profit by 6%. Lower prices and higher energy costs offset the positive effects of company acquisitions and lower pulp prices.

Operating profit in the third quarter amounted to SEK 308 M (311). A more favorable product mix and lower raw material costs were offset by somewhat higher energy costs.

Tissue for bulk consumers – AFH

Operating profit for AFH products amounted to SEK 823 M (895), which was 8% lower than the corresponding period in the preceding year. Currency movements had a negative effect of 5% on operating profit. Prices improved in the European operations, but weakened in North America. In addition, higher prices for recovered paper and higher energy costs in the North American operations affected earnings adversely. The cost reduction program initiated in the North American operations had a positive impact.

In comparison with the second quarter, operating profit declined 3% to SEK 264 M (271). Higher raw material costs and marginally lower prices in the North American operations offset the positive effects from somewhat higher volumes.

Personal care

Operating profit declined 9% to SEK 1,799 M (1,980), of which 7% due to negative currency effects. Operating profit was also affected adversely by lower volumes for baby diapers in the retailers' brand (private label) segment. The strong volume growth in the incontinence product segment continued, primarily for light incontinence products in North America. Divestment of the tampon operations during 2002 also contributed to the negative deviation.

Compared with the second quarter, operating profit declined somewhat to SEK 597 M (610), in due primarily to seasonally lower volumes and negative currency movements.

PACKAGING BUSINESS AREA

SEK M	03:3	03:2	03:1		0309	0209
Net sales	**7,434**	7,421	7,715		**22,570**	22,609
Operating surplus	**1,036**	1,023	1,100		**3,159**	3,451
Operating profit, before goodwill amortization	**631**	622	691		**1,944**	2,279
Operating surplus margin, %[1]	**14**	14	14		**14**	15
Operating margin, %[1]	**8**	8	9		**9**	10
Production						
Liner products, kton	**622**	628	635		**1,885**	1,901
Deliveries						
Liner products, kton	**635**	610	639		**1,884**	1,898
Corrugated board, Mm²	**1,027**[2]	1,029[2]	1,041[2]		**3,097**[2]	3,007[2]

[1] Adjusted for the external trading with linerboard, margins increase by about 2 percentage points.
[2] The volumes do not include volumes from protective packaging and other high-value segments.

See also pages 12-13 and 18-20.

Net sales during the period amounted to SEK 22,570 M (22,609), on level with the year-earlier period. Currency movements had a negative impact of 4% on net sales. The acquisition of the packaging companies Stabernack and Bertako and the acquisition of protective packaging companies in North America, together contributed 6%, while lower volumes reduced net sales.

Operating profit amounted to SEK 1,944 M (2,279), a decline of 15%, of which 4% due to negative currency movements. The increase in the Group's pension costs that took effect at year-end 2002 and which primarily affected Packaging's extensive operations in the UK and the Netherlands reduced operating profit by 8%. Completed company acquisitions and lower recycled fiber costs partly offset lower volumes and higher energy costs.

Compared with the second quarter, operating profit increased somewhat to SEK 631 M (622), due mainly to lower recycled fiber costs. Protective packaging reported somewhat lower operating profit than in the second quarter, largely as a result of higher raw material costs. Currency movements had only a marginal effect on operating profit.

FOREST PRODUCTS BUSINESS AREA

SEK M	03:3	03:2	03:1		0309	0209
Net sales	**3,378**	3,406	3,561		**10,345**	9,948
Operating surplus	**644**	634	703		**1,981**	2,211
Operating profit, before goodwill amortization	**352**	331	407		**1,090**	1,426
Operating surplus margin, %	**19**	19	20		**19**	22
Operating margin, %	**10**	10	11		**11**	14
Production						
Publication papers, kton	**346**	332	336		**1,014**	904
Solid wood products, km^3	**329**	375	257		**961**	518
Deliveries						
Publication papers, kton	**336**	332	330		**998**	888
Solid wood products, km^3	**346**	345	238		**929**	528

See also pages 12-13 and 18-20.

Net sales for the Forest Products business area were 5% higher than in the preceding year and amounted to SEK 10,345 M (9,948). The positive effects of higher volumes, resulting from the new SC machine in Laakirchen and the acquisition of Scaninge's sawmill operations, which were consolidated as of March, were offset by mainly lower paper prices. In addition, higher prices and higher volumes in existing sawmill operations contributed to the increase. Currency movements had a negative impact of 3% on net sales.

Operating profit amounted to SEK 1,090 M (1,426), a decline of 24%, of which 21 percentage points was due to currency movements. Increased volumes and higher capacity utilization did not offset lower prices in the publication papers operations.

Compared with the second quarter, operating profit increased by 6% to SEK 352 M (331). Currency movements had a negative impact of 8%. The positive effects of higher capacity utilization in publication papers were partly offset by the lower operating profit in the pulp operations due to lower prices.

Publication papers

Operating profit in publication papers amounted to SEK 454 M (709), down 36%. The market for publication papers remained weak. The sharp decline was due mainly to lower prices and negative currency effects, but also to increased energy costs. This was partially offset by higher capacity utilization and higher volumes, particularly for SC paper.

Operating profit improved compared with the second quarter, and amounted to SEK 140 M (103), an increase of 36%. Higher volumes and consequently better capacity utilization offset the negative currency effects.

Pulp, timber and solid wood products

Operating profit amounted to SEK 636 M (717), which was thus 11% lower than in the preceding year. The decline is attributable mainly to negative currency movements and increased energy costs in pulp operations. The sawmill operations posted higher operating profit as a result of higher prices and the acquisition of Scaninge's sawmill operations.

Compared with the second quarter, operating profit amounted to SEK 212 M (228), a decline of 7%. The decline is attributable mainly to lower pulp prices and negative currency movements.

GOODWILL

Consolidated goodwill amounted to SEK 14,081 M (16,754). Currency movements contributed SEK 1,134 M to this reduction. Goodwill is amortized over 20 years. Goodwill amortization by business areas is presented on pages 13 and 19.

Earnings excluding goodwill amortization

SEK M	03:3	03:2	03:1	0309	0209
Operating profit	**2,078**	2,064	2,485	**6,627**	7,643
Earnings after financial items	**1,878**	1,877	2,259	**6,014**	6,885
Net earnings	**1,395**	1,391	1,667	**4,453**	5,034
Earnings per share, SEK	**6.00**	6.00	7.20	**19.20**	21.70

PERSONNEL

At the end of the quarter, the average number of employees was 42,962, compared with 43,897 at the end of the third quarter of 2002[1].

RATIONALIZATION EFFECTS

During the third quarter SCA conducted an extensive review of the European hygiene operations' organization and work methods. Attention focused particularly on the creation of a new and more efficient organization for the consumer tissue segment. As a result of the review, the current business group Hygiene Products Europe will be replaced by three separate business groups: Consumer Tissue, Away From Home Tissue and Personal Care. As announced previously, these units will be headed by Ole Terland, Rijk Schipper and Gunnar Johansson, respectively, all of whom will report to the CEO.

At the same time as the organization changes are being implemented, a rationalization program is being carried out to reduce manning by 350 persons, mainly within staff and support functions in among other locations Germany and Sweden. Fully implemented, these personnel reductions will result in an annual costs saving of SEK 285 M. Costs related to discontinuing operations amount to SEK 210 M. The net effect of savings and costs for discontinuing operations, amounting to about SEK 90 M, will be charged in the fourth quarter. The savings are expected to exceed the termination costs already in the first quarter of 2004, an effect that will successively increase during the year to gain full impact at the end of 2004.

MARKET OUTLOOK

SCA's consumer products continued to show a stable demand during the third quarter. Competitive pressure remained in the consumer tissue segment, but has not intensified in the third quarter. Demand for corrugated packaging improved in September after a certain weakening in the summer. This seasonally positive trend is expected to remain also through the beginning of the fourth quarter. A change in the advertising market, which could result in an improved demand situation for publication papers, was not discerned. The cautious recovery tendency that was previously noted in the Group's North American tissue and packaging operations remains.

OTHER

SCA follows the recommendations of the Swedish Financial Accounting Standards Council. New recommendations effective as of 2003 have not had an affect on the accounting principles applied by the Group other than a change in the presentation of segments within the Hygiene Products business area.

Compared with the situation at year-end 2002, the pension foundation's assets have increased as a result of stock market trends, while lower interest rates led to an increase in pension commitments. The deficit in the Group's defined benefit pension plans is about SEK 400 M lower, compared with year-end 2002.

---

[1] *Including SCA's portion of joint-venture companies.*

A 12-year loan transaction was carried out in the US credit market. The loan amounted to USD 450 M, with payment at the beginning of July 2003.

In accordance with the guidelines in the Swedish accounting recommendation RR20, it is reported that the Group's parent company, Svenska Cellulosa Aktiebolaget SCA (publ) owns the forestlands and other fixed properties that are part of the Group's forestry operations and provide felling rights for standing timber to its subsidiary SCA Skog AB. In other respects, the parent company is a holding company whose main task is to own and manage shares in a number of business-group companies and to provide Group-wide management and administration. Operating revenues for the period January-September 2003 amounted to SEK 96 M (89) and earnings before appropriations and taxes to SEK 2,534 M (1,475). Investments in property and plant during the period amounted to SEK 38 M (38). Liquid funds at the end of the period amounted to SEK 11 M (43).

NOMINATION COMMITTEE

The Nomination Committee, whose task prior to the Annual General Meeting in 2004 is to provide proposals regarding the composition of the Board, comprises Sverker Martin-Löf, Chairman of SCA, Curt Källströmer, Handelsbankens Stiftelser, Tor Marthin, AMF Pension, Björn Lind, SEB Fonder, Thomas Halvorsen, Fourth AP- fund and Carl-Olof By, Industrivärden.

SHARE DISTRIBUTION

30 September 2003	Series A	Series B	Total
Registered number of shares	40,881,803	194,145,740	235,027,543
Of which treasury shares	-	(1,722,117)	(1,722,117)
Unconverted debenture loans	-	9,156	9,156
Outstanding warrants	-	-	-
Total after full conversion	**40,881,803**	**195,877,013**	**236,758,816**

During the third quarter, 114,595 A shares were converted to B shares. Consequently, at the end of the quarter, the percentage of A shares had declined from 17.7% to 17.4%. The conversion of shares occurred at the request of the shareholders concerned, pursuant to the conversion clause that was added to the Articles of Association in 1999.

In the third quarter, the number of Series B shares rose by 2,825,475 due to conversion of debenture loans and exercise of options.

Calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, the effects of outstanding convertible debenture and options programs amount to a maximum dilution of 0.1%, which was taken into consideration when calculating the earnings per share for the period.

Stockholm, 30 October 2003

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström
President and Chief Executive Officer

Review Report

We have reviewed this interim report in accordance with the recommendations issued by the FAR (institute for the accountancy profession in Sweden). A review is considerably limited compared with an audit. Nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements of the Exchange and Clearing Operations Act and the Annual Accounts Act.

Stockholm, 30 October 2003

PricewaterhouseCoopers AB

Robert Barnden
Authorized Public Accountant

Reporting dates

The year-end report for 1 January–31 December will be published on 27 January 2004.
Interim reports in 2004 will be published on the following dates:

- 27 April
- 21 July
- 26 October.

STATEMENT OF EARNINGS

	03:3	03:2	02:3	0309	0209
	SEK M	SEK M	SEK M	SEK M	SEK M
Net sales	21,064	21,231	22,247	64,185	65,617
Operating expenses	-17,629	-17,838	-18,346	-53,739	-54,174
Operating surplus	**3,435**	3,393	3,901	**10,446**	11,443
Depreciation according to plan, properties and plant	-1,397	-1,353	-1,350	-4,113	-3,943
Goodwill amortization	-276	-273	-295	-834	-860
Share in earnings of associated companies	40	24	43	97	143
Items affecting comparability	-	-	-	197	-
Operating profit	**1,802**	1,791	2,299	**5,793**	6,783
Financial items	-199	-187	-267	-612	-758
Earnings after financial items	**1,603**	1,604	2,032	**5,181**	6,025
Income taxes	-465	-466	-569	-1,503	-1,767
Minority interest	-7	-8	-7	-22	-33
Net earnings	**1,131**	1,130	1,456	**3,656**	4,225
Earnings per share, SEK					
- before dilution effects	4.88	4.90	6.32	15.84	18.34
- after dilution effects	4.88	4.87	6.27	15.77	18.21
Operating margin	9 %	8 %	10 %	9 %	10 %
Return on shareholders' equity	11 %	12 %	12 %	11 %	12 %
Return on capital employed	11 %	12 %	13 %	11 %	13 %

Net earnings for the period	1,131.0	1,130.0	1,456.0	3, 656.0	4,225.0
Interest on convertible debentures	1.6	1.5	1.5	4.6	4.5
Adjusted net earnings	1,132.6	1,131.5	1,457.5	3,660.6	4,229.5
Average number of shares before dilution	230.9	230.4	230.4	230.9	230.4
Employee convertibles	1.0	1.2	1.2	1.0	1.2
Outstanding warrants	0.3	0.4	0.6	0.3	0.6
Average number of shares after dilution	232.2	232.0	232.2	232.2	232.2

STATEMENT OF EARNINGS

	03:3	03:2	02:3	0309	0209
	EUR M[3]	EUR M[3]	EUR M[3]	EUR M[1]	EUR M[2]
Net sales	2,300	2,325	2,412	7,010	7,148
Operating expenses	-1,925	-1,953	-1,989	-5,869	-5,901
Operating surplus	**375**	372	423	**1,141**	1,247
Depreciation according to plan, properties and plant	-152	-148	-147	-449	-430
Goodwill amortization	-30	-30	-32	-91	-94
Share in earnings of associated companies	5	2	5	11	16
Items affecting comparability	–	–	–	21	–
Operating profit	**198**	196	249	**633**	739
Financial items	-22	-20	-29	-67	-83
Earnings after financial items	**176**	176	220	**566**	656
Income taxes	-51	-51	-61	-164	-192
Minority interest	-0	-1	-1	-3	-4
Net earnings	**125**	124	158	**399**	460

[1] *The average exchange rate of 9.16 was applied in translation to EUR.*
[2] *The average exchange rate of 9.18 was applied in translation to EUR.*
[3] *Isolated quarterly amounts have been calculated as the difference between two accumulated results.*

Business areas

NET SALES
1 January–30 September

SEK M	**2003**	2002
Hygiene Products	**32,450**	33,957
Consumer Tissue	11,065	11,170
Personal Care	12,624	13,406
Tissue for bulk consumers - AFH	8,761	9,381
Packaging	**22,570**	22,609
Forest Products	**10,345**	9,948
Publication paper	5,376	5,170
Pulp, timber and solid wood products	4,969	4,778
Other	905	1,307
Intra-group deliveries	-2,085	-2,204
Total net sales	**64,185**	65,617

OPERATING SURPLUS
1 January–30 September

SEK M	**2003**	2002
Hygiene Products	**5,533**	5,964
Consumer Tissue	1,782	1,978
Personal Care	2,423	2,582
Tissue for bulk consumers - AFH	1,328	1,404
Packaging	**3,159**	3,451
Forest Products	**1,981**	2,211
Publication paper	1,081	1,297
Pulp, timber and solid wood products	900	914
Other	-227	-183
Total operating surplus	**10,446**	11,443

OPERATING PROFIT
1 January–30 September

SEK M	**2003**	2002
Hygiene Products	**3,636**	4,130
Consumer Tissue	1,014	1,255
Personal Care	1,799	1,980
Tissue for bulk consumers - AFH	823	895
Packaging	**1,944**	2,279
Forest Products	**1,090**	1,426
Publication paper	454	709
Pulp, timber and solid wood products	636	717
Other	-43	-192
Operating profit, before goodwill amortization	**6,627**	7,643
Goodwill amortization[1]	-834	-860
Total operating profit	**5,793**	6,783

[1] **Goodwill amortization:**	**2003**	2002
Hygiene Products	302	317
Packaging	280	288
Common	252	255
Group	**834**	860

OPERATING SURPLUS MARGIN
1 January–30 September

Percent	**2003**	2002
Hygiene Products	**17**	18
Consumer Tissue	16	18
Personal Care	19	19
Tissue for bulk consumers - AFH	15	15
Packaging	**14**	15
Forest Products	**19**	22
Publication paper	20	25
Pulp, timber and solid wood products	18	19

OPERATING MARGIN, *excluding goodwill amortization*
1 January–30 September

Percent	**2003**	2002
Hygiene Products	**11**	12
Consumer Tissue	9	11
Personal Care	14	15
Tissue for bulk consumers - AFH	9	10
Packaging	**9**	10
Forest Products	**11**	14
Publication paper	8	14
Pulp, timber and solid wood products	13	15

BALANCE SHEET

	30 Sept. 2003		31 Dec. 2003	
	SEK M	EUR M[1]	SEK M	EUR M[1]
Assets				
Goodwill	14,081	1,580	16,093	1,754
Other intangible assets	859	96	757	83
Tangible assets	57,297	6,430	58,612	6,389
Shares and participations	1,623	182	2,355	257
Long-term financial receivables[2]	3,300	370	3,478	379
Other long-term receivables	530	60	318	33
Operating receivables and inventories	23,069	2,589	24,765	2,700
Short-term investments	373	42	306	33
Cash and bank balances	3,319	372	2,520	275
Total assets	**104,451**	**11,721**	109,204	11,903
Equity, provisions and liabilities				
Shareholders' equity	48,302	5,420	47,983	5,230
Minority interest	690	77	687	75
Provisions for pensions	2,572	289	2,596	283
Other provisions	10,932	1,227	12,177	1,327
Long-term interest-bearing debt	15,437	1,732	12,257	1,336
Other long-term interest-free liabilities	291	33	348	38
Short-term interest-bearing debt[3]	9,356	1,050	15,241	1,661
Accounts payable and interest-free current liabilities	16,871	1,893	17,915	1,953
Total equity, provisions and liabilities	**104,451**	**11,721**	109,204	11,903
Debt/equity ratio		**0.42**		**0.49**
Equity/assets		**47%**		**45%**

[1] *The period-end exchange rate of 8.91 (9.17) was applied in translation to EUR.*

[2] *Of which pension assets:* 2,353 264 2,339 255

[3] *SCA has un-utilized credit facilities with terms exceeding one year that amount to SEK 12,357 M. Due to the advantageous terms for short-term borrowing, such is used instead. The short-term interest-bearing liabilities amounted to SEK 9,356 M at 30 September 2003. Comparable un-utilized long-term credit facilities amounted to SEK 14,005 M at year-end and short-term interest-bearing liabilities were SEK 15,241 M. SCA has an additional SEK 8,731 M in available committed credit facilities that combined with SEK 3,319 M in cash and bank balances forms the Group's liquidity reserve.*

CHANGE IN SHAREHOLDERS' EQUITY, SEK M

	Jan.–Sep. 2003	Jan.–Sep. 2002
Shareholders' equity, 1 January	47,983	45,983
Adjustment prior years' taxation of land	-	87
Conversion of debentures, warrants	723	-
Sale of own shares	12	5
Translation differences	-3,295	-2,443
Exchange rate differences on hedging instruments	1,435	848
Dividend	-2,212	-2,036
Net earnings for the period	3,656	4,225
Shareholders' equity, 30 September	**48,302**	46,669

CASH FLOW ANALYSIS
1 January–30 September

SEK M	2003	2002
Operating cash surplus	10,160	11,281
Changes in working capital	-693	-80
Current capital expenditures, net	-2,352	-2,163
Other operating cash flow changes	-181	-48
Operating cash flow	**6,934**	8,990
Financial items	-612	-758
Income taxes paid	-854	-1,797
Other	35	52
Cash flow from current operations	**5,503**	6,487
Strategic capital expenditures, properties	-2,106	-984
Strategic structural expenditures	-334	-421
Acquisitions	-958	-6,466
Divestments	950	369
Cash flow before dividend	**3,055**	-1,015
Dividend	-2,235	-2,036
Cash flow after dividend	**820**	-3,051
Conversion of debentures, warrants	723	-
Sale of own shares	12	5
Net cash flow	**1,555**	-3,046
Net debt at beginning of period	**-23,899**	-23,861
Net cash flow	1,555	-3,046
Effect of changed definition of net debt[1]	-	-184
Currency effects	1,899	2,642
Net debt at end of period	**-20,445**	-24,449
Debt payment capacity	**54 %**	53 %

[1] *Effective January 1, 2002, the Group changed its definition of net debt to include accrued interest expense and revenues, SEK 184 M, which were previously included in capital employed.*

Quarterly data

STATEMENT OF EARNINGS
Group

	2003			2002			
SEK M	III	II	I	IV	III	II	I
Net sales	21,064	21,231	21,890	22,429	22,247	22,355	21,015
Operating surplus	3,435	3,393	3,618	3,891	3,901	3,821	3,721
Depreciation according to plan, properties and plant	-1,397	-1,353	-1,363	-1,371	-1,350	-1,323	-1,270
Goodwill amortization	-276	-273	-285	-277	-295	-291	-274
Share in earnings of associated companies	40	24	33	75	43	57	43
Items affecting comparability	-	-	197	-	-	-	-
Operating profit	**1,802**	1,791	2,200	2,318	2,299	2,264	2,220
Financial items	-199	-187	-226	-265	-267	-238	-253
Earnings after financial items	**1,603**	1,604	1,974	2,053	2,032	2,026	1,967
Income taxes	-465	-466	-572	-574	-569	-608	-590
Minority interest	-7	-8	-7	-11	-7	-14	-12
Net earnings	**1,131**	1,130	1,395	1,468	1,456	1,404	1,365
Earnings per share, SEK							
- before dilution effects	**4.88**	4.90	6.06	6.36	6.32	6.10	5.92
- after dilution effects	**4.88**	4.87	6.02	6.33	6.27	6.05	5.89

Quarterly data

CASH FLOW
Group

	2003			2002			
SEK M	III	II	I	IV	III	II	I
Operating cash surplus	3,270	3,291	3,599	3,964	3,695	3,823	3,763
Changes in working capital	714	-709	-698	983	738	-151	-667
Current capital expenditures, net	-817	-928	-607	-1,360	-843	-771	-549
Other operating cash flow changes	-75	-28	-78	-156	26	-104	30
Operating cash flow	**3,092**	1,626	2,216	3,431	3,616	2,797	2,577
Financial items	-199	-187	-226	-265	-267	-238	-253
Income taxes paid	-485	-113	-256	-832	-614	-527	-656
Other	77	-38	-4	-201	-8	143	-83
Cash flow from current operations	**2,485**	1,288	1,730	2,133	2,727	2,175	1,585
Strategic capital expenditures, properties	-797	-756	-553	-1,839	-327	-374	-283
Strategic structural expenditures	-109	-72	-153	-153	-109	-188	-124
Acquisitions	-107	-307	-544	-17	-1,689	23	-4,800
Divestments	85	215	650	36	369	-	-
Cash flow before dividend	**1,557**	368	1,130	160	971	1,636	-3,622
Dividend	-19	-2.216	-	-	-20	-2.016	-
Cash flow after dividend	**1,538**	-1,848	1,130	160	951	-380	-3,622
Conversion of debentures, warrants	723	-	-	-	-	-	-
Sale of own shares	7	4	1	-	2	3	-
Net cash flow	**2,268**	-1,844	1,131	160	953	-377	-3,622

Quarterly data Business areas

NET SALES

	2003			2002			
SEK M	III	II	I	IV	III	II	I
Hygiene Products	**10,753**	10,791	10,906	11,240	11,481	11,790	10,686
Consumer Tissue	3,618	3,630	3,817	4,024	3,916	4,029	3,225
Personal Care	4,207	4,241	4,176	4,317	4,477	4,554	4,375
Tissue for bulk consumers - AFH	2,928	2,920	2,913	2,899	3,088	3,207	3,086
Packaging	**7,434**	7,421	7,715	7,940	7,780	7,489	7,340
Forest Products	**3,378**	3,406	3,561	3,603	3,201	3,430	3,317
Publication paper	1,810	1,802	1,764	1,987	1,707	1,812	1,651
Pulp, timber and solid wood products	1,568	1,604	1,797	1,616	1,494	1,618	1,666
Other	155	331	419	284	463	461	383
Intra-group deliveries	-656	-718	-711	-638	-678	-815	-711
Total net sales	**21,064**	21,231	21,890	22,429	22,247	22,355	21,015

OPERATING SURPLUS

	2003			2002			
SEK M	III	II	I	IV	III	II	I
Hygiene Products	**1,824**	1,814	1,895	2,002	2,051	2,054	1,859
Consumer Tissue	574	562	646	698	684	688	606
Personal Care	812	819	792	823	895	879	808
Tissue for bulk consumers - AFH	438	433	457	481	472	487	445
Packaging	**1,036**	1,023	1,100	1,195	1,240	1,081	1,130
Forest Products	**644**	634	703	798	677	748	786
Publication paper	339	316	426	509	380	449	468
Pulp, timber and solid wood products	305	318	277	289	297	299	318
Other	-69	-78	-80	-104	-67	-62	-54
Total operating surplus	**3,435**	3,393	3,618	3,891	3,901	3,821	3,721

Quarterly data Business areas

OPERATING PROFIT

	2003			2002			
SEK M	III	II	I	IV	III	II	I
Hygiene Products	**1,169**	1,192	1,275	1,357	1,419	1,428	1,283
Consumer Tissue	308	311	395	431	435	414	406
Personal Care	597	610	592	608	680	689	611
Tissue for bulk consumers - AFH	264	271	288	318	304	325	266
Packaging	**631**	622	691	786	839	702	738
Forest Products	**352**	331	407	560	406	488	532
Publication paper	140	103	211	305	181	251	277
Pulp, timber and solid wood products	212	228	196	255	225	237	255
Other	-74	-81	112	-108	-70	-63	-59
Operating profit before goodwill amortization	**2,078**	2,064	2,485	2,595	2,594	2,555	2,494
Goodwill amortization [1]	-276	-273	-285	-277	-295	-291	-274
Total operating profit	**1,802**	1,791	2,200	2,318	2,299	2,264	2,220

[1]**Goodwill amortization:**							
Hygiene Products	98	96	108	100	109	110	98
Packaging	93	94	93	91	100	96	92
Common	85	83	84	86	86	85	84
Group	**276**	273	285	277	295	291	274

OPERATING SURPLUS MARGINS

	2003			2002			
Percent	III	II	I	IV	III	II	I
Hygiene Products	**17**	17	17	18	18	17	17
Consumer Tissue	16	15	17	17	17	17	19
Personal Care	19	19	19	19	20	19	18
Tissue for bulk consumers - AFH	15	15	16	17	15	15	14
Packaging	**14**	14	14	15	16	14	15
Forest Products	**19**	19	20	22	21	22	24
Publication paper	19	18	24	26	22	25	28
Pulp, timber and solid wood products	19	20	15	18	20	18	19

OPERATING MARGINS, excluding goodwill amortization

	2003			2002			
Percent	III	II	I	IV	III	II	I
Hygiene Products	**11**	11	12	12	12	12	12
Consumer Tissue	9	9	10	11	11	10	13
Personal Care	14	14	14	14	15	15	14
Tissue for bulk consumers - AFH	9	9	10	11	10	10	9
Packaging	**8**	8	9	10	11	9	10
Forest Products	**10**	10	11	16	13	14	16
Publication paper	8	6	12	15	11	14	17
Pulp, timber and solid wood products	14	14	11	16	15	15	15

Group data

MARGINS

1 January–30 September

Percent	2003	2002
Operating surplus margin	**16,3**	17,4
Operating margin, excl. goodwill amortization	**10,3**	11,7
Operating margin	**9,0**	10,3
Financial net margin	**-1,0**	-1,1
Profit margin	**8,1**	9,2
Tax and minority	**-2,3**	-2,8
Net margin	**5,7**	6,4

MARGINS – quarterly data

	2003			2002			
Percent	III	II	I	IV	III	II	I
Operating surplus margin	**16.3**	16.0	16.5	17.3	17.5	17.1	17.7
Operating margin, excl. Goodwill amortization	**9.9**	9.7	11.4	11.6	11.7	11.4	11.9
Operating margin	**8.6**	8.4	10.1	10.3	10.3	10.1	10.6
Financial net margin	**-0.9**	-0.8	-1.1	-1.1	-1.2	-1.0	-1.2
Profit margin	**7.7**	7.6	9.0	9.2	9.1	9.1	9.4
Tax and minority	**-2.3**	-2.3	-2.6	-2.7	-2.6	-2.8	-2.9
Net margin	**5.4**	5.3	6.4	6.5	6.5	6.3	6.5

FIVE-YEAR SUMMARY

Full year	2002	2001	2000[1]	1999[1]	1998[1]
Earnings after financial items, SEK M	8,078	8,090	9,327	5,521	5,169
Earnings per share, SEK	24.54	24.05	30.64	16.73	16.03
Earnings per share, before goodwill amortization, SEK	29.43	28.40	33.76	19.52	17.96
Debt/equity ratio, times	0.49	0.51	0.39	0.69	0.83
Return on capital employed, %	13	14	18	12	14
Return on shareholders' equity, %	12	13	20	12	13

[1]Adjusted historically to reflect new issues.

CASH FLOW ANALYSIS

(in accordance with the Swedish Financial Standards Council's recommendation, RR7)	Accounting	
1 January–30 September		
SEK M	**2003**	**2002**
Current operations		
Earnings after financial items	5,181	6,025
Adjustment for items not included in cash flow	3,851	3,806
	9,032	**9,831**
Taxes paid	-854	-1,797
Cash flow from current operations before changes in working capital	**8,178**	**8,034**
Cash flow from changes in working capital		
Change in inventories	34	-302
Change in current receivables	172	1,851
Change in operating liabilities	-899	-1,629
Cash flow from current operations	**7,485**	**7,954**
Investment activities		
Acquisition of subsidiaries	-916	-4,423
Divested units	950	369
Acquisition of tangible and intangible fixed assets	-4,458	-3,147
Repayment of loans from external parties	103	632
Cash flow from investment activities	**-4,321**	**-6,569**
Financing activities		
Conversion of debentures, warrants	723	-
Sale of own shares	12	5
Amortization of debt	-739	-137
Dividend	-2,235	-2,036
Cash flow from financing activities	**-2,239**	**-2,168**
Cash flow for the period	**925**	**-783**
Liquid funds at beginning of year	2,826	2,595
Translation differences in liquid funds	-59	202
Liquid funds at end of period	**3,692**	**2,014**

Press conference

SCA's interim report for the period 1 January-30 September 2003 will be published on 30 October 2003. A press conference will be held at 13:30 CET in Stockholm, where Jan Åström, President and CEO, will present the results. Venue: Salén Konferenser, Aulan, Norrlandsgatan 15, Stockholm

Telephone conference

The telephone conference will be held on 30 October 2003, at 16:00 CET, where Jan Åström will comment on the results. To participate, please call the number below at least 5 minutes prior to the conference call.

Dial-in number UK:	+44 (0)20 7162 0184	quote: SCA
Dial-in number US:	+1 334 420 4951	quote: SCA

The interim report and the slide presentation will be available at www.sca.com/Investors.

Webcasting

The telephone conference will be broadcasted live (listen-only). On 31 October a recorded version will be available on our web site www.sca.com/Investors. Requirements: Windows Media Player or Real Player.

For further information please contact

Jan Åström, President and CEO, phone: +46 8 788 5125
Peter Nyquist, Senior Vice President, Communications and Investor Relations,
phone: +46 8 788 5234